EXHIBIT 23.1

WILLIAM M. COBB & ASSOCIATES, INC.

August 29, 2012

Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

Re:    Contango Oil & Gas Company, 2012 Annual Report on Form 10-K

Gentlemen:

The firm of William M. Cobb & Associates, Inc. consents to the use of its name and to the use of its report regarding Contango Oil & Gas Company’s Proved Reserves and Future Net Revenues in Contango’s Annual Report on Form 10-K for the year ended June 30, 2012.

William M. Cobb & Associates, Inc. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours very truly,

WILLIAM M. COBB & ASSOCIATES, INC.

/s/ F.J. MAREK
F.J. MAREK, P.E.
Senior Vice President